Exhibit 7

Computation of Ratios for Fiscal Year ended December 31, 2013, 2014 and 2015

	2013	2014	2015
	CNY’000	CNY’000	CNY’000
Current assets (a)	2,997,211	62,524	37,387
Current liabilities (b)	2,568,144	37,827	59,277
Current ratio (c=a/b)	1.17	1.65	0.63
Working capital (d=a-b)	429,067	24,697	(21,890)
Total interest-bearing debt (i)	—	—	—
Total shareholders’ equity (j)	255,518	22,614	(12,276)
Total capital (k=i+j)	255,518	22,614	(12,276)